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                             March 21, 2024

       Gurminder Sangha
       President and Chief Executive Officer
       FE Battery Metals Corp.
       700 West Georgia Street, 25th Floor
       Vancouver, British Columbia, Canada, V7Y 1B3

                                                        Re: FE Battery Metals
Corp.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 000-29870

       Dear Gurminder Sangha:

              We have reviewed your March 8, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12,
       2024 letter.

       Form 20-F for Fiscal Year Ended March 31, 2023

       Item 4. Information on the Company
       D. Property, Plant and Equipment , page 19

   1. We note that your proposed revised disclosure includes maps for all properties, however you have omitted maps
for the Electron Lithium Property, Quebec, North Spirit Property,
                                                        Ontario, and Senay
Lithium Property. Please include a summary map showing the
                                                        location of all
properties as required by Item 1303(b)(1) of Regulation S-K. Alternatively,
                                                        you may include
individual maps for each of these properties.
   2. We note that your proposed revised disclosure includes a table that summarizes exploration expenses.
We note that certain properties, such as Kaslo Silver, Kootenay
                                                        Lithium, Phyllis
Cobalt, Scramble Gold, and Shaw Gold, appear to no longer be held by the company. If true,
please modify the table to include a footnote that identifies properties that are no
longer held by the company.
 Gurminder Sangha
FE Battery Metals Corp.
March 21, 2024
Page 2
3. For each material property, please disclose the annual fees associated with maintaining your mineral rights as required by Item 1304(b)(1)(iii) of Regulation S-K.
       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



FirstName LastNameGurminder Sangha                           Sincerely,
Comapany NameFE Battery Metals Corp.
                                                             Division of
Corporation Finance
March 21, 2024 Page 2                                        Office of Energy &
Transportation
FirstName LastName